Exhibit 4.7

AMARIN CORPORATION PLC

AMENDMENT NO. 5 TO

2011 STOCK INCENTIVE PLAN

The Amarin Corporation plc 2011 Stock Incentive Plan (the “Plan”) is hereby amended by the Board of Directors and shareholders of Amarin Corporation plc as follows:

Section 7(a) of the Plan is hereby amended, such that Section 7(a) of the Plan, as so amended, shall read in its entirety as follows:

Section 7. Change of Control

(a)	Each of the following events shall constitute a “Change of Control” for purposes of the Plan:

(i) any person or company (either alone or together with any person or company acting in concert with him or it) (an “Acquiring Company”)) obtaining Control of the Company,

(ii) any person or company that Controls the Company becoming bound or entitled to acquire Shares under sections 974 to 991 of the UK Companies Act 2006,

(iii) any court sanctioning a compromise or arrangement under section 899 of the UK Companies Act 2006,

(iv) a resolution being tabled for the voluntary winding-up of the Company,

(v) any Acquiring Company acquiring all or substantially all of the assets of the Company,

(vii) any merger, reorganization, consolidation or other similar transaction pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the Company or any resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction,

(viii) the sale of all of the Shares of the Company to an unrelated person, entity or group thereof acting in concert, and

(ix) any other similar transaction which the Board determines should constitute a Change of Control for the purposes of the Plan.

ADOPTED BY BOARD OF DIRECTORS: July 6, 2015